EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results of Annual General Meeting and Appointment of a New Chairman of the Board

ST HELIER, Jersey, May 09, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American, AIM and VFEX: CMCL) (the "Company") announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today.

The total number of shareholders present in person or by proxy at the AGM was 70, representing 37.87% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(b)1 to 1(j), which were duly passed by a show of hands, to reappoint the nine nominees proposed for re-election as directors:

Nominee	Vote type	Voted	%
Mark Learmonth	For	7,231,617	99.80%
	Against	14,662	0.20%
	Abstain	19,783	-
Steven Curtis	For	5,913,726	81.61%
	Against	1,332,550	18.39%
	Abstain	19,786	-
John Kelly	For	7,149,448	98.67%
	Against	96,510	1.33%
	Abstain	20,104	-
Johan Holtzhausen	For	7,147,571	98.72%
	Against	92,674	1.28%
	Abstain	25,817	-
Dana Roets	For	6,291,771	89.84%
	Against	711,440	10.16%
	Abstain	262,851	-
Nick Clarke	For	7,152,756	98.79%
	Against	87,515	1.21%
	Abstain	25,791	-
Geralda Wildschutt	For	7,173,942	99.08%
	Against	66,606	0.92%
	Abstain	25,514	-
Gordon Wylie	For	7,186,216	99.25%
	Against	53,959	0.75%
	Abstain	25,887	-
Victor Gapare	For	7,215,737	99.76%
	Against	17,636	0.24%
	Abstain	32,689	-

Further resolutions 2 and 3 were also passed at the AGM so that:

  BDO South Africa Inc was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to fix its remuneration; and
  Messrs. Holtzhausen, Kelly and Wildschutt were reappointed as members of the Audit Committee.

The full text of each resolution, together with explanatory notes, are set out in the notice of AGM and management information circular dated March 27, 2023 which are available on the Company's website at www.caledoniamining.com.

Mr Kelly, who was acting as interim chairman of the board of directors (“Chairman”) following the retirement of Mr Leigh Wilson on May 4, 2023, was appointed as Chairman at a meeting of the board immediately following the AGM. Given the Company’s policy that the Chairman shall not be a member of the Audit Committee, another independent non-executive director, Mr Gordon Wylie, was appointed to the Audit Committee in his place.

For further information please contact:

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

1 Resolution 1(a) would have been to reappoint Mr Leigh Wilson, who retired on May 4, 2023, and therefore this resolution was withdrawn and not put to the AGM